April 9, 2021

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Jeanne Bennett
Lynn Dicker
David Gessert
Tim Buchmiller

Re:	Impel NeuroPharma, Inc.
Registration Statement on Form S-1
Filed April 2, 2021
File No. 333-254999

Ladies and Gentlemen:

On behalf of Impel NeuroPharma, Inc. (the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-254999) (the “Registration Statement”), to further address comment #8 of the Staff set forth in its letter to the Company dated March 11, 2021, concerning valuation considerations related to the Company’s equity awards.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY IMPEL NEUROPHARMA, INC.

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2021

Preliminary IPO Price Range

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) that will be between approximately $[***] and $[***] per share (the “Preliminary Price Range”). The Company plans to effect a reverse stock split (the “Stock Split”) in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission. The share numbers and stock prices set forth in this letter do not reflect the Stock Split and are all set forth on a pre-Stock Split basis.

The Preliminary Price Range has been determined based, in part, upon current market conditions, the Company’s current financial condition and prospects, the Company’s progress in developing its pipeline of product candidates, recent public offerings of other comparable companies and input received from representatives of Cowen and Company, LLC and Guggenheim Securities, LLC (the “Lead Underwriters”), the lead underwriters of the proposed offering, including discussions that took place on [***] among senior management of the Company, the Board of Directors of the Company (the “Board”) and the Lead Underwriters. Prior to [***], the Company had not held formal discussions with the Lead Underwriters regarding a price range for the IPO. The Preliminary Price Range does not take into account the current lack of liquidity for the common stock of the Company (the “Common Stock”) and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include a bona fide price range in an amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range and which the Company expects to be a two-dollar range within the Preliminary Price Range) that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [***]. Such price range could differ from the Preliminary Price Range based on then-current market conditions, continuing discussions with the Lead Underwriters and further business developments impacting the Company.

Fair Value Determinations

Given the absence of an active market for the Common Stock, the Board was required to estimate the fair value of the Common Stock at the time of each equity-based award based upon several factors, including the Board’s consideration of input from management and third-party valuations.

We supplementally advise the Staff that, as described on pages 85 through 86 of the Registration Statement, for all periods prior to the IPO, the fair values of the shares of Common Stock underlying the Company’s share-based awards were estimated on each grant date by the Board. To determine the fair value of the Common Stock underlying option grants, the Board considered a variety of factors including, among other things, timely valuations of the Common Stock prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for the Common Stock, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Common Stock, including important developments in the Company’s operations, such as progress on the Company’s new drug application for its lead product candidate, its stage of development, valuations performed by an independent third party valuation firm, sales of the Company’s preferred stock, the Company’s bridge financing transactions, actual operating results and financial performance, the conditions in the life sciences and biotechnology industry sectors and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of the Common Stock, and the likelihood of achieving a liquidity event, such as an initial public offering or sale.

CONFIDENTIAL TREATMENT REQUESTED BY IMPEL NEUROPHARMA, INC.

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2021

The following table summarizes the grant of options by the Company since January 1, 2020:

Grant date	Number of common shares underlying options granted	Exercise price per common share	Estimated fair value per share of Common Stock	Valuation report date
January 23, 2020	2,427,045	$0.50	$0.50	December 31, 2019
April 26, 2020	338,000	$0.48	$0.48	March 31, 2020
May 4, 2020	11,712,789	$0.48	$0.48	March 31, 2020
July 22, 2020	300,000	$0.57	$0.57	June 30, 2020
January 28, 2021	898,328	$0.70	$0.70	December 30, 2020
February 9, 2021	700,000	$0.70	$0.70	December 30, 2020
March 15, 2021	2,934,551	$0.84	$0.84	March 15, 2021

Summary of Methods Used

In determining the fair value of the Company, the Company’s third-party valuation firm utilized the market approach. This approach measures the value of an asset or business through an analysis of recent sales or offerings of comparable investments or assets. When applied to the valuation of equity interests, consideration is given to the financial condition and operating performance of the entity being appraised relative to those of publicly traded entities operating in the same or similar lines of business, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. The prior sales of company stock methodology or subject company transactions method (or backsolve method of the option pricing method) of the market approach derives the implied equity value for the Company from a recent transaction or potential transaction involving the Company’s own securities. The basis for application of this method is transactions in equity securities of the enterprise with unrelated investors or among unrelated investors themselves.

The valuation firm used a scenario-based probability weighted expected return method to determine the value of the Company’s total equity with multiple scenarios: continued operation as a private company (“Stay Private”), IPO, and merger or sale (“M&A”). The equity value for the Stay Private scenario was determined using the subject company transactions method using either the Company’s Series D preferred round of financing or the Company’s potential Series E preferred round of financing ($210 million pre-money value; $45 million expected round) as an indication of value in the model. The equity value for the other scenarios was determined using the similar transactions method of the market approach. The present value of the probability weighted future scenario values results in an implied equity value. The exit multiples in the IPO scenarios were based on comparable companies and transactions statistics; the time to exit assumptions were based on management estimates.

CONFIDENTIAL TREATMENT REQUESTED BY IMPEL NEUROPHARMA, INC.

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2021

Method of Allocating Company Value to Each Equity Ownership Class

Probability Weighted Expected Return Method

This probability weighted expected return method (“PWERM”) approach involves the estimation of future potential outcomes for the Company, as well as values and probabilities associated with each respective potential outcome. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. The Common Stock per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which can include an IPO, M&A transaction, dissolution, or continued operation as a private company.

The Company used a PWERM valuation and allocation methods for its valuation reports on or after December 31, 2019 as the Company had anticipated the possibility of commencing an IPO or M&A process in addition to a Stay Private scenario.

Discount for Lack of Marketability

For all valuations, after the aggregate enterprise value was determined and allocated to the various classes of stock, a discount for lack of marketability (“DLOM”) was applied to the estimated fair value of the Company’s Common Stock. DLOM is applied to capture the difference in value between freely marketable securities and securities that are restricted or otherwise cannot be freely traded. In determining a DLOM, consideration was given to the financial performance and nature of the Company and its early-stage nature, sale/transfer restrictions associated with the Common Stock, the relative lack of voting power associated with the Common Stock in comparison to the preferred stock, and the inability to influence decisions regarding the Company, and the Company’s dividend policy, among other factors.

Summary of Valuations

December 31, 2019 Valuation Report

As of December 31, 2019, the Board determined the estimated fair value of the Common Stock to be $0.50 per share based primarily on the valuation report that was obtained as of that date.

The valuation was prepared on a minority, non-marketable interest basis using the equity value derived from a PWERM on three different liquidity scenarios. The PWERM analysis was based on the following four scenarios:

Scenario	Years to Event	Probability	Future Value of Equity Value ($ millions)	Present Vale of Equity Value ($ millions)
Stay Private	[***]	[***]	[***]	[***]
IPO – 6/30/2020	[***]	[***]	[***]	[***]
IPO – 9/30/2020	[***]	[***]	[***]	[***]
M&A – 4/30/2020	[***]	[***]	[***]	[***]
Probability weighted average equity value				$228.8

The Company applied a DLOM of 21.4% and the fair value of the Common Stock was determined to be $0.50 per share as of December 31, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY IMPEL NEUROPHARMA, INC.

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2021

Stock Options Granted in January 2020

The Board granted 2,427,045 stock options on January 23, 2020 with an exercise price of $0.50 per share, which the Board determined to be the fair value of Common Stock on the grant date.

The Board used the valuation report as of December 31, 2019 to determine the fair value of Common Stock for the grants in January 2020. There were no new financing rounds between the date of the latest valuation analysis as of December 31, 2019 and the date of the option issuance on January 23, 2020. Additionally, in the judgment of the Board, there were no other internal or external developments that would indicate that the fair value of the Common Stock would have changed from December 31, 2019 for the grant in January 2020.

Therefore, the Board determined the estimated fair value of the Common Stock for the options granted on January 23, 2020 was $0.50 per share and the Company used this estimated fair value to calculate stock-based compensation expense.

March 31, 2020 Valuation

As of March 31, 2020, the Board determined the estimated fair value of the Common Stock to be $0.48 per share based primarily on the valuation report that was obtained as of that date.

The valuation was prepared on a minority, non-marketable interest basis using the equity value derived from a PWERM on three different liquidity scenarios. The PWERM analysis was based on the following four scenarios:

Scenario	Years to Event	Probability	DLOM	Future Value of Equity Value ($ millions)	Present Vale of Equity Value ($ millions)
Stay private	[***]	[***]	[***]	[***]	[***]
IPO – 12/31/2020	[***]	[***]	[***]	[***]	[***]
IPO – 3/31/2021	[***]	[***]	[***]	[***]	[***]
M&A – 9/30/2020	[***]	[***]	[***]	[***]	[***]
Probability weighted average equity value					$220.7

The Company applied DLOMs as shown above and the fair value of the Common Stock was determined to be $0.48 per share as of March 31, 2020.

The change in the fair value of the Common Stock from $0.50 per share as of December 31, 2019 to $0.48 per share as of March 31, 2020 was primarily driven by the increase in the timeline to the liquidity events.

Stock Options Granted in April 2020

The Board granted 338,000 stock options on April 26, 2020 with an exercise price of $0.48 per share, which the Board determined to be the fair value of Common Stock on the grant date.

The Board used the valuation report as of March 31, 2020 to determine the fair value of Common Stock for the grants in April 2020. There were no new financing rounds between the date of the latest valuation analysis as of March 31, 2020 and the date of the option issuance on April 26, 2020. Additionally, in the judgment of the Board, there were no other internal or external developments that would indicate that the fair value of the Common Stock would have changed from March 31, 2020 for the grant in April 2020.

CONFIDENTIAL TREATMENT REQUESTED BY IMPEL NEUROPHARMA, INC.

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2021

Therefore, management determined the estimated fair value of the Common Stock for the options granted on April 26, 2020 was $0.48 per share and the Company used this estimated fair value to calculate stock-based compensation expense.

Stock Options Granted and CEO option modification in May 2020

The Board granted 11,712,789 stock options on May 4, 2020 with an exercise price of $0.48 per share, which the Board determined to be the fair value of Common Stock on the grant date. Also, termination of the Company’s former CEO occurred on May 4, 2020 whereby grants awarded to the former CEO were modified to accelerate vesting upon his termination as part of the severance agreement.

The Board used the valuation report as of March 31, 2020 to determine the fair value of Common Stock for the grants in May 2020 and also to calculate the expense associated with the former CEO’s option modification. There were no new financing rounds between the date of the latest valuation analysis as of March 31, 2020 and the date of the option issuance on May 4, 2020. Additionally, in the judgment of the Board, there were no other internal or external developments that would indicate that the fair value of the Common Stock would have changed from March 31, 2020 for the grant in May 2020.

Therefore, management determined the estimated fair value of the Common Stock for the options granted on May 4, 2020 was $0.48 per share and the Company used this estimated fair value to calculate stock-based compensation expense.

June 30, 2020 Valuation

As of June 30, 2020, the Board determined the estimated fair value of the Common Stock to be $0.57 per share based primarily on the valuation report that was obtained as of that date.

The valuation was prepared on a minority, non-marketable interest basis using the equity value derived from a PWERM on three different liquidity scenarios. The PWERM analysis was based on the following four scenarios:

Scenario	Years to Event	Probability	DLOM	Future Value of Equity Value ($ millions)	Present Vale of Equity Value ($ millions)
Stay private	[***]	[***]	[***]	[***]	[***]
IPO – 12/31/2020	[***]	[***]	[***]	[***]	[***]
IPO – 3/31/2021	[***]	[***]	[***]	[***]	[***]
M&A – 12/31/2020	[***]	[***]	[***]	[***]	[***]
Probability weighted average equity value					$227.7

The Company applied DLOMs as shown above and the fair value of the Common Stock was determined to be $0.57 per share as of June 30, 2020.

The change in the fair value of the Common Stock from $0.48 per share as of March 30, 2020 to $0.57 per share as of June 30, 2020 was primarily driven by the decrease in the time to the liquidity event and the increased probability of the IPO scenarios.

CONFIDENTIAL TREATMENT REQUESTED BY IMPEL NEUROPHARMA, INC.

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2021

Stock Options Granted in July 2020

The Board granted 300,000 stock options on July 22, 2020 with an exercise price of $0.57 per share, which the Board determined to be the fair value of Common Stock on the grant date.

The Board used the valuation report as of June 30, 2020 to determine the fair value of Common Stock for the grants in July 2020. There were no new financing rounds between the date of the latest valuation analysis as of June 30, 2020 and the date of the option issuance on July 22, 2020. Additionally, in the judgment of the Board, there were no other internal or external developments that would indicate that the fair value of the Common Stock would have changed from June 30, 2020 for the grant in July 2020.

Therefore, management determined the estimated fair value of the Common Stock for the options granted on July 22, 2020 was $0.57 per share and the Company used this estimated fair value to calculate stock-based compensation expense.

September 30, 2020 Valuation

As of September 30, 2020, the Board determined the estimated fair value of the Common Stock to be $0.60 per share based primarily on the valuation report that was obtained as of that date.

The valuation was prepared on a minority, non-marketable interest basis using the equity value derived from a PWERM on three different liquidity scenarios. The PWERM analysis was based on the following four scenarios:

Scenario	Years to Event	Probability	DLOM	Future Value of Equity Value ($ millions)	Present Vale of Equity Value ($ millions)
Stay private	[***]	[***]	[***]	[***]	[***]
IPO – 12/31/2020	[***]	[***]	[***]	[***]	[***]
IPO – 3/31/2021	[***]	[***]	[***]	[***]	[***]
M&A – 3/31/2021	[***]	[***]	[***]	[***]	[***]
Probability weighted average equity value					$233.1

The Company applied DLOMs as shown above and the fair value of the Common Stock was determined to be $0.60 per share as of September 30, 2020.

The change in the fair value of the Common Stock from $0.57 per share as of June 30, 2020 to $0.60 per share as of September 30, 2020 was primarily driven by the decrease in the time to the IPO liquidity events.

December 31, 2020 Valuation

As of December 31, 2020, the Board determined the estimated fair value of the Common Stock to be $0.70 per share based primarily on the valuation report that was obtained as of that date.

CONFIDENTIAL TREATMENT REQUESTED BY IMPEL NEUROPHARMA, INC.

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2021

The valuation was prepared on a minority, non-marketable interest basis using the equity value derived from a PWERM on three different liquidity scenarios. The PWERM analysis was based on the following four scenarios:

Scenario	Years to Event	Probability	DLOM	Future Value of Equity Value ($ millions)	Present Vale of Equity Value ($ millions)
Stay private	[***]	[***]	[***]	[***]	[***]
IPO – 3/15/2021	[***]	[***]	[***]	[***]	[***]
IPO – 4/15/2021	[***]	[***]	[***]	[***]	[***]
M&A – 3/31/2021	[***]	[***]	[***]	[***]	[***]
Probability weighted average equity value					$228.8

The Company applied DLOMs as shown above and the fair value of the Common Stock was determined to be $0.70 per share as of December 31, 2020.

The change in the fair value of the Common Stock from $0.60 per share as of September 30, 2020 to $0.70 per share as of December 31, 2020 was primarily driven by the decrease in the time to the IPO liquidity events. The Company began actively pursuing a planned IPO in April 2021 and scheduled its organizational meeting on January 26, 2021. Therefore, the liquidity dates were revised from the last valuation and the probabilities for the IPO scenarios were increased from 20% to 30%.

Stock Options Granted in January 2021

The Board granted 898,328 stock options on January 28, 2021 with an exercise price of $0.70 per share, which the Board determined to be the fair value of Common Stock on the grant date.

The Board used the valuation report as of December 31, 2020 to determine the fair value of Common Stock for the grants in January 2021. There were no new financing rounds between the date of the latest valuation analysis as of December 31, 2020 and the date of the option issuance on January 28, 2021. The Company held its organizational meeting on January 26, 2021 to commence the IPO process. However, the December 31, 2020 valuation already considered a potential IPO in the March/April 2021 timeframe. In the judgment of the Board, there were no other internal or external developments that would indicate that the fair value of the Common Stock would have changed from December 31, 2020 for the grant in January 2020.

Therefore, management determined the estimated fair value of the Common Stock for the options granted on January 28, 2020 was $0.70 per share and the Company used this estimated fair value to calculate stock-based compensation expense.

Stock Options Granted in February 2021

The Board granted 700,000 stock options on February 9, 2021 with an exercise price of $0.70 per share, which the Board determined to be the fair value of Common Stock on the grant date.

The board used the valuation report as of December 31, 2020 to determine the fair value of Common Stock for the grants in February 2021. There were no new financing rounds between the date of the latest valuation analysis as of December 31, 2020 and the date of the option issuance on February 9, 2021. Additionally, in the judgment of the Board, there were no other internal or external developments that would indicate that the fair value of the Common Stock would have changed from December 31, 2020 for the grant in February 2021.

CONFIDENTIAL TREATMENT REQUESTED BY IMPEL NEUROPHARMA, INC.

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2021

Therefore, management determined the estimated fair value of the Common Stock for the options granted on February 9, 2021 was $0.70 per share and the Company used this estimated fair value to calculate stock-based compensation expense.

March 15, 2021 Valuation

As of March 15, 2021, the Board determined the estimated fair value of the Common Stock to be $0.84 per share based primarily on the valuation report that was obtained as of that date.

The valuation was prepared on a minority, non-marketable interest basis using the equity value derived from a PWERM on two different liquidity scenarios. The PWERM analysis was based on the following three scenarios:

Scenario	Years to Event	Probability	DLOM	Future Value of Equity Value ($ millions)	Present Vale of Equity Value ($ millions)
Stay private	[***]	[***]	[***]	[***]	[***]
IPO – 4/8/2021	[***]	[***]	[***]	[***]	[***]
M&A – 9/30/2021	[***]	[***]	[***]	[***]	[***]
Probability weighted average equity value					$238.7

The Company applied DLOMs as shown above and the fair value of the Common Stock was determined to be $0.84 per share as of March 15, 2021.

The change in the fair value of the Common Stock from $0.70 per share as of December 31, 2020 to $0.84 per share as of March 15, 2021 was primarily driven by further refinement of the liquidity dates for the IPO and M&A scenarios, the elimination of the second IPO scenario, and the increase in the probability for an IPO in April 2021. The Company confidentially filed its registration statement on Form S-1 on February 12, 2021 and having received initial comments from the SEC, expected to publicly file its Form S-1 on April 2, 2021 with an anticipated IPO effectiveness date of [***].

Stock Options Granted in March 2021

The Board granted 2,934,551 stock options on March 15, 2021 with an exercise price of $0.84 per share, which the Board determined to be the fair value of Common Stock on the grant date.

The board used the valuation report as of March 15, 2021 to determine the fair value of Common Stock for the grants on the same day. The Company used this estimated fair value to calculate stock-based compensation expense.

Comparison to Preliminary Assumed IPO Price

We are supplementally providing the Staff the following discussion regarding the significant factors contributing to the difference between the Preliminary Price Range and the estimated fair values of the Company’s Common Stock reflected in the table above.

CONFIDENTIAL TREATMENT REQUESTED BY IMPEL NEUROPHARMA, INC.

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2021

We note that, as is typical in IPOs, the Preliminary Price Range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs in the Company’s industry;

•	the general condition of the public capital markets and the recent market prices of, and the demand for, publicly traded Common Stock of generally comparable biopharma companies; and

•	an assumption that there would be a receptive public trading market for the Company’s Common Stock.

The Company submits that the primary reason for the difference between the fair value per share used for the stock options granted in the table above and the midpoint of the Preliminary Price Range are:

•

The stock option awards granted in March 2021 occurred prior to the public filing of the Registration Statement at a time when, as a result of stock market volatility due to COVID-19, among other factors, the Company was uncertain as to whether and when it would be in a position to publicly file the Registration Statement and successfully complete an IPO.

•

Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Preliminary Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

•

The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s Common Stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s Common Stock, which was appropriately taken into account in the Board’s historical determinations of fair value.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Common Stock. Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the Common Stock.

•

The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Preliminary Price Range.

CONFIDENTIAL TREATMENT REQUESTED BY IMPEL NEUROPHARMA, INC.

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2021

The Preliminary Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Conclusion

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

CONFIDENTIAL TREATMENT REQUESTED BY IMPEL NEUROPHARMA, INC.

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2021

*********

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4553, or, in her absence, Ryan Mitteness at (206) 389-4533.

Sincerely,

FENWICK & WEST LLP

/s/ Amanda Rose

Amanda Rose Partner

Cc	Adrian Adams, Chief Executive Officer

John Leaman, Chief Financial Officer

Impel NeuroPharma, Inc.

Alan C. Smith, Esq.

Fenwick & West LLP

Michael Nordtvedt, Esq.

Bryan D. King, Esq.

Tony Jeffries, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

CONFIDENTIAL TREATMENT REQUESTED BY IMPEL NEUROPHARMA, INC.